

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

Via E-mail
Michael Hume
President and Chief Executive Officer
Blue Water Restaurant Group, Inc.
202 Osmanthus Way
Canton, GA 30114

> **Re: Blue Water Restaurant Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2013**
> **File No. 333-186571**

Dear Mr. Hume:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your registration statement on Form S-1 (file number 333-174557) was declared effective on September 8, 2011. We are unable to locate disclosure of the use of proceeds from this offering in your subsequent Exchange Act filings. Please tell us why you have not provided this disclosure in your Exchange Act filings pursuant to Securities Act Rule 463 and Item 701(f) of Regulation S-K. In addition, if this offering has terminated, please tell us why you have not filed a post-effective amendment to deregister the unsold securities. Refer to Item 512(a)(3) of Regulation S-K.

2. We note that on page 4 of your Form 10-K for the fiscal year ended December 31, 2012, you purport to rely on the safe harbor for forward-looking statements in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Statements made by issuers of penny stock are excluded from the statutory safe harbor. Please

confirm that you will remove references to the Private Securities Litigation Reform Act from future Exchange Act filings and press releases so long as you issue penny stock.

Prospectus Summary, page 5

Overview of Our Business, page 5

3. We note your disclosure on page 5 that you were hired as a consultant to develop a sports themed restaurant concept. Please revise to disclose the counter-party to the consultant agreement. Additionally, file the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Shares Eligible for Future Sale, page 38

4. You state that your restricted securities may be sold in reliance on Rule 144 as early as August 20, 2013. However, we are unable to locate "Form 10 information" as described in Securities Act Rule 144(i)(3) prior to filing of the Form 10-K for fiscal year ended December 31, 2012, filed on February 11, 2013. Please provide us with your analysis as to why August 20, 2013 is the appropriate date that restricted securities may be sold in reliance on Rule 144 or revise your disclosure accordingly. Refer to Rule 144(i)(2).

Exhibit 10.4

5. Please revise the first bullet point to remove the statement that the investor has had the opportunity to review the prospectus and registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions you may have.

Sincerely,

/s/ Nolan McWilliams

Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
       J. Scott Sitra
       Taurus Financial Partners